

November 2, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. David Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

  Re: Credit Suisse Group AG
    Form 20-F for the Fiscal Year Ended December 31, 2015
    Response Dated September 7, 2016
    File No. 001-15244

Dear Mr. Mathers:

  We have reviewed your September 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Treasury, Risk, Balance Sheet, and Off Balance Sheet – Risk Management, page 136

1. You state in your response to the second bullet of comment two of our letter dated July 19, 2016 that the positions that led to the write-downs in the fourth quarter of 2015 and first quarter of 2016 were in compliance with all risk limits that were established and approved by appropriate personnel. In addition to limits, however, you also describe "guidelines" and "tolerances" on page 142 of your 20-F. Please expand your response to tell us whether the positions breached any guidelines or tolerance thresholds. In addition, recognizing that discussion and review are part of your risk controls, as indicated on page 142 of your 20-F, identify the applicable controls and how you evaluated the effectiveness of their design to mitigate applicable risks. Also, describe the discussion and review process undertaken by

relevant control authorities in this case and how these discussions and related decisions were communicated within the Company.

2. You state in your response to the fourth bullet of comment two of our letter dated July 19, 2016 that you have not identified any deficiencies in the design or operation of your risk management and credit risk controls over the referenced positions as of December 31, 2015. Please address the items below.

   - Mr. Thiam commented in a March 23, 2016 Bloomberg interview that the scale of the positions was unclear to him and your Chief Financial Officer, and that the positions were ramped up without the understanding of many key decision makers. Please describe the timing and extent to which the positions were "ramped up" after their previous reduction, and explain which controls should have highlighted these changes. Clearly explain how you are comfortable that such controls were both designed and operating effectively in light of these increases.

   - He is also quoted in multiple media sources, including a March 23, 2016 *Wall Street Journal* article, as stating that "a limit that keeps moving is not a limit." Further, he stated in a March 23, 2016 Credit Suisse Group investor and analyst call that the limit framework was being adjusted to ensure a similar fact pattern does not repeat itself. Please more clearly describe to us how these limits "moved" in this situation such that they did not detect or prevent the ramp up, and clearly explain how those limits and/or limit setting process have been adjusted or corrected to prevent such movement in a similar future scenario.

   - Tell us which controls should have ensured an appropriate limit framework was in place and how you are comfortable that such controls were designed and operating effectively prior to any changes you have made in light of the events that have unfolded.

   - Tell us which of the guidelines, tolerances, limits, or controls in place were considered to be part of your system of internal control over financial reporting ("ICFR").

   - Similarly, tell us which of the guidelines, tolerances, limits, or controls in place were considered to be part of your disclosure controls and procedures ("DCP").

   - For these risk management and credit risk controls that are part of your ICFR, please tell us whether you have identified any deficiencies in their design or operation. If you have, please include an explanation of how you evaluated their severity, both alone and in combination, for the existence of a material weakness. Please also explain how you obtained comfort with your ultimate conclusions.

   - Similarly, please explain how you considered the implications of this fact pattern on your conclusion for the effectiveness of DCP.

3. You state in your response that you are considering "certain enhancements" to risk management processes and controls. Please provide further detail on what enhancements you are considering. Specifically identify what, if any, enhancements you are considering for the relevant ICFR or DCP.

4. In your response to the fifth bullet of prior comment two you state that, following an internal review, certain areas related to risk governance, the level of discussion of the relevant positions, and the flow of information could be enhanced. Please describe the applicable controls, whether they operated effectively, and what enhancements you plan to make, including, but not limited to:
    *   more specificity regarding what areas of risk governance you plan to change;
    *   how the flow of information will change;
    *   how the level of discussion will change; and
    *   any specific changes to ICFR.

5. In your response to the fifth bullet of prior comment two you also state that the internal audit function is conducting an internal review into the events surrounding the write-downs in the fourth quarter of 2015 and the first quarter of 2016 with respect to the Distressed Trading Desk positions. When completed, please provide us with a summary of deficiencies identified by internal audit and any resulting control changes that you plan to make, specifically identifying which of those would be part of your ICFR and which would be part of your DCP. In addition, given that analysis and review appears to be ongoing, please explain how you obtain comfort that your current ICFR and DCP processes are effective and conclusions are correct.

        You may contact Cara Lubit at 202-551-5909 or me at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk at 202-551-3427 or Christian Windsor at 202-551-3419 with any other questions.

                                        Sincerely,

                                        /s/ Kevin W. Vaughn

                                        Kevin W. Vaughn
                                        Accounting Branch Chief
                                        Office of Financial Services